CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$3,050,000	$217.47

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $107,396.21 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $217.47 offset against the registration fee due for this offering and of which $107,178.74 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 445 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 181-A-I dated February 3, 2010	Registration Statement No. 333-155535 Dated February 5, 2010 Rule 424(b)(2)

Structured Investments	$3,050,000
Semi-Annual Review Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index, Each Converted into U.S. Dollars, due February 9, 2012

General

  The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three semi-annual Review Dates, a diversified basket of Asian indices, each converted into U.S. dollars, is at or above the Call Level applicable to that Review Date. If the notes are not called, investors are protected against up to a 10% decline of the Basket on the final Review Date but will lose some or all of their principal if the Basket declines by more than 10%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  The first Review Date, and therefore the earliest date on which a call may be initiated, is February 18, 2011†.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 9, 2012†
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
  The notes priced on February 5, 2010 and are expected to settle on or about February 10, 2010.

Key Terms

Basket:

The notes are linked to a weighted basket of five Basket Indices, each converted into U.S. dollars, consisting of the Hang Seng China Enterprises Index (“HSCEI”), the Hang Seng® Index (“HSI”), the Korea Stock Price Index 200 (“KOSPI2”), the MSCI Singapore Index (“SGY”) and the MSCI Taiwan Index (“TWY”) (each a “Basket Index,” and together, the “Basket Indices”). For information about the Basket Indices, the Underlying Currencies and the Index Weightings, see “Additional Key Terms” on page PS-1 of this pricing supplement.

Automatic Call:

If the Basket Closing Level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Call Level:	90% of the Starting Basket Level for the first Review Date, 100% of the Starting Basket Level for the second Review Date and the final Review Date.
Payment if Called:

For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows:

• 8.350% x $1,000 if called on the first Review Date
• 12.525% x $1,000 if called on the second Review Date
• 16.700% x $1,000 if called on the final Review Date

Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the Basket. If the Ending Basket Level is equal to or less than the Starting Basket Level by up to 10%, you will receive the principal amount of your notes at maturity. If the Ending Basket Level is less than the Starting Basket Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Basket declines beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 10%) x 1.1111]

If the notes are not automatically called, you will lose some or all of your investment at maturity if the Ending Basket Level is less than the Starting Basket Level by more than 10%.

Buffer:	10%
Basket Return:	The performance of the Basket from the Starting Basket Level to the Ending Basket Level calculated as follows:
Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was February 5, 2010
Ending Basket Level:	The Basket Closing Level on the final Review Date
Basket Closing Level:	For each of the Review Dates, the Basket Closing Level will be calculated as follows:

100 x [1 + ((Hang Seng China Enterprises Return * Hang Seng China Enterprises Weighting) + (Hang Seng Return * Hang Seng Weighting) + (KOSPI 200 Return * KOSPI 200 Weighting) + (MSCI Singapore Return * MSCI Singapore Weighting) + (MSCI Taiwan Return * MSCI Taiwan Weighting))]

Each of the returns set forth in the formula above refers to the Index Return for the relevant Basket Index and each of the weightings set forth in the formula above refers to the Index Weighting for the relevant Basket Index as set forth in “Additional Key Terms” on page PS-1 of this pricing supplement.

Index Return:	With respect to each Basket Index, on any trading day:
Index Closing Level – Index Starting Level Index Starting Level
Index Starting Level:	With respect to a Basket Index, the Adjusted Closing Level of such Basket Index on the pricing date, as specified in “Additional Key Terms” on page PS-1 of this pricing supplement.
Index Closing Level:	With respect to a Basket Index on any trading day, the Adjusted Closing Level of such Basket Index on such trading day
Adjusted Closing Level:	With respect to a Basket Index on any trading day, the closing level of such Basket Index on such trading day multiplied by the Exchange Rate of such Basket Index on such trading day.
Exchange Rate:

With respect to each Basket Index, the “Exchange Rate” on any trading day will be the spot rate, or with respect to the Korea Stock Price Index 200, the market average rate, in the interbank market of U.S. dollars per one unit of the Underlying Currency of such Basket Index, as determined by the Calculation Agent, expressed as one divided by the amount of Underlying Currency of such Basket Index per U.S. dollar, as reported by Reuters Group PLC (“Reuters”) on the relevant page at approximately the applicable time.

For more information on the Exchange Rate and the applicable time for each Underlying Currency, see “Additional Key Terms” on page PS-1 of this pricing supplement.
Review Dates†:	February 18, 2011 (first Review Date), August 5, 2011 (second Review Date) and February 6, 2012 (final Review Date)
Maturity Date†:	February 9, 2012
CUSIP:	48124AGW1
†

Subject to postponement in the event of a market disruption event or a currency disruption event and as described under “Description of Notes — Payment at Maturity” as applicable, in the accompanying product supplement no. 181-A-I.

Investing in the Semi-Annual Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 181-A-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$15	$985

Total	$3,050,000	$45,750	$3,004,250

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-20 of the accompanying product supplement no. 181-A-I.

(2)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $15.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts on Interest)” beginning on page PS-66 of the accompanying product supplement no. 181-A-I.For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $15.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February 5, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 181-A-I dated February 3, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated February 3, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 181-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 181-A-I dated February 3, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000421/e37693_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

The following table sets forth the Basket Indices and the Underlying Currency, the applicable Reuters Page, the applicable time, the Exchange Rate and the closing level on the pricing date, the Index Starting Level and the Index Weighting for each Basket Index:

Basket Index	Underlying Currency	Reuters Page	Applicable Time*	Exchange Rate on the Pricing Date	Closing Level of the Basket Index on the Pricing Date	Index Starting Level	Percentage Weight of Basket (“Index Weighting”)

Hang Seng China Enterprises Index	Hong Kong dollar	HKDFIX	11:15 a.m.	0.12868	11,131.78	1,432.43745	33.00%
Hang Seng® Index	Hong Kong dollar	HKDFIX	11:15 a.m.	0.12868	19,665.08	2,530.50249	14.00%
Korea Stock Price Index 200	South Korean won	KFTC18	3:00 p.m.	0.00085	205.06	0.17430	24.00%
MSCI Singapore Index	Singapore dollar	ABSIRFIX01	11:00 a.m.	0.70413	321.04	226.05390	8.00%
MSCI Taiwan Index	New Taiwan dollar	TAIFX1	11:00 a.m.	0.03107	262.35	8.15121	21.00%

*Each applicable time refers to the local time of the applicable Underlying Currency (the local time of Hong Kong, China with respect to the Hong Kong dollar, the local time of Seoul, South Korea with respect to the South Korean won, the local time of Singapore with respect to the Singapore dollar and the local time of Taipei, Taiwan with respect to the New Taiwan dollar).

  CURRENCY BUSINESS DAY — With respect to each Basket Index, a “currency business day” is a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the Underlying Currency of such Basket Index (Hong Kong, China with respect to the Hong Kong dollar; Seoul, South Korea with respect to the South Korean won; Singapore with respect to the Singapore dollar; and Taipei, Taiwan with respect to the New Taiwan dollar) and (b) banking institutions in The City of New York and such principal financial center for the Underlying Currency of such Basket Index are not otherwise authorized or required by law, regulation or executive order to close.

JPMorgan Structured Investments —
Semi-Annual Review Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index, Each Converted into U.S. Dollars

PS-1

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Basket as shown under the column “Basket Closing Level Appreciation/Depreciation at Review Date.” The following table reflects a Call Level of 90 on the first Review Date and a Call Level equal to the Starting Basket Level of 100 on the second and final Review Dates. The table reflects that the percentages used to calculate the call premium amount applicable to the first, second and final Review Dates are 8.350%, 12.525% and 16.700%, respectively, regardless of the appreciation of the Basket, which may be significant. There will be only one payment on the notes whether automatically called or at maturity. An entry of “N/A” indicates that the notes would not be automatically called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

	Basket Closing Level	Total	Total	Total
	Appreciation/	Return at	Return at	Return at
Basket	Depreciation at	First	Second	Final
Closing Level	Review Date	Review Date	Review Date	Review Date

180.00	80.00%	8.350%	12.525%	16.700%
170.00	70.00%	8.350%	12.525%	16.700%
160.00	60.00%	8.350%	12.525%	16.700%
150.00	50.00%	8.350%	12.525%	16.700%
140.00	40.00%	8.350%	12.525%	16.700%
130.00	30.00%	8.350%	12.525%	16.700%
120.00	20.00%	8.350%	12.525%	16.700%
110.00	10.00%	8.350%	12.525%	16.700%
100.00	0.00%	8.350%	12.525%	16.700%
99.90	-0.10%	8.350%	N/A	0.000%
95.00	-5.00%	8.350%	N/A	0.000%
90.00	-10.00%	8.350%	N/A	0.000%
89.00	-11.00%	N/A	N/A	-1.111%
85.00	-15.00%	N/A	N/A	-5.556%
80.00	-20.00%	N/A	N/A	-11.111%
70.00	-30.00%	N/A	N/A	-22.222%
60.00	-40.00%	N/A	N/A	-33.333%
50.00	-50.00%	N/A	N/A	-44.444%
40.00	-60.00%	N/A	N/A	-55.556%
30.00	-70.00%	N/A	N/A	-66.667%
20.00	-80.00%	N/A	N/A	-77.778%
10.00	-90.00%	N/A	N/A	-88.889%
0.00	-100.00%	N/A	N/A	-100.000%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket decreases from the Starting Basket Level of 100 to a Basket Closing Level of 95 on the first Review Date. Because the Basket Closing Level on the first Review Date of 95 is greater than the corresponding Call Level of 90, the notes are automatically called, and the investor receives a single payment of $1,083.50 per $1,000 principal amount note.

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to a Basket Closing Level of 85 on the first Review Date, 95 on the second Review Date, and 90 on the final Review Date. Because (a) the Basket Closing Level on the first Review Date (85) is less than the corresponding Call Level of 90, (b) the Basket Closing Level on each of the other Review Dates (95 and 90) is less than the corresponding Call Levels, both of which are 100, and (c) the Ending Basket Level is not less than the Starting Basket Level by more than 10%, the notes are not automatically called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to a Basket Closing Level of 85 on the first Review Date, 90 on the second Review Date, and 80 on the final Review Date. Because (a) the Basket Closing Level on the first Review Date (85) is less than the corresponding Call Level of 90, (b) the Basket Closing Level on each of the other Review Dates (90 and 80) is less than the corresponding Call Levels, both of which are 100, and (c) the Ending Basket Level is less than the Starting Basket Level by more than 10%, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

JPMorgan Structured Investments —
Semi-Annual Review Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index, Each Converted into U.S. Dollars

PS-2

Hypothetical Examples of Index Return Calculations

The following examples illustrate how the Index Return for a hypothetical Basket Index on a Review Date is calculated in different scenarios. The examples below assume that the closing level of the hypothetical Basket Index on the pricing date is 100, the Exchange Rate for the hypothetical Basket Index on the pricing date is 2.50 and, therefore, the Index Starting Level for the hypothetical Basket Index is 250. The hypothetical Index Returns set forth below are for illustrative purposes only and may not be the actual Index Returns applicable to an actual Basket Index. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The closing level of the Basket Index increases from 100 on the pricing date to 110 on the applicable Review Date, and the Exchange Rate of the Basket Index remains flat at 2.50 from the pricing date to the applicable Review Date.

The Index Closing Level of the Basket Index is equal to:

110 x 2.50 = 275

Because the Index Closing Level of 275 is greater than the Index Starting Level of 250, the Index Return is positive and is equal to 10%.

Example 2: The closing level of the Basket Index remains flat at 100 from the pricing date to the applicable Review Date, and the Exchange Rate of the Basket Index increases from 2.50 on the pricing date to 3.00 on the applicable Review Date.

The Index Closing Level of the Basket Index is equal to:

100 x 3.00 = 300

Because the Index Closing Level of 300 is greater than the Index Starting Level of 250, the Index Return is positive and is equal to 20%.

Example 3: The closing level of the Basket Index increases from 100 on the pricing date to 110 on the applicable Review Date, and the Exchange Rate of the Basket Index increases from 2.50 on the pricing date to 3.00 on the applicable Review Date.

The Index Closing Level of the Basket Index is equal to:

110 x 3.00 = 330

Because the Index Closing Level of 330 is greater than the Index Starting Level of 250, the Index Return is positive and is equal to 32%.

Example 4: The closing level of the Basket Index increases from 100 on the pricing date to 110 on the applicable Review Date, but the Exchange Rate of the Basket Index decreases from 2.50 on the pricing date to 2.00 on the applicable Review Date.

The Index Closing Level of the Basket Index is equal to:

110 x 2.00 = 220

Even though the closing level of the Basket Index has increased by 10%, because the Exchange Rate of the Basket Index has decreased by 20%, the Index Closing Level of 220 is less than the Index Starting Level of 250, the Index Return is negative and is equal to -12%.

Example 5: The closing level of the Basket Index decreases from 100 on the pricing date to 90 on the applicable Review Date, but the Exchange Rate of the Basket Index increases from 2.50 on the pricing date to 3.00 on the applicable Review Date.

The Index Closing Level of the Basket Index is equal to:

90 x 3.00 = 270

Even though the closing level of the Basket Index has decreased by 10%, because the Exchange Rate of the Basket Index has increased by 20%, the Index Closing Level of 270 is greater than the Index Starting Level of 250, the Index Return is positive and is equal to 8%.

Example 6: The closing level of the Basket Index decreases from 100 on the pricing date to 90 on the applicable Review Date, and the Exchange Rate of the Basket Index decreases from 2.50 on the pricing date to 2.00 on the applicable Review Date.

The Index Closing Level of the Basket Index is equal to:

90 x 2.00 = 180

Because the Index Closing Level of 180 is less than the Index Starting Level of 250, the Index Return is negative and is equal to -28%.

Example 7: The closing level of the Basket Index remains flat at 100 from the pricing date to the applicable Review Date, and the Exchange Rate of the Basket Index decreases from 2.50 on the pricing date to 2.00 on the applicable Review Date.

The Index Closing Level of the Basket Index is equal to:

100 x 2.00 = 200

Because the Index Closing Level of 200 is less than the Index Starting Level of 250, the Index Return is negative and is equal to -20%.

Example 8: The closing level of the Basket Index decreases from 100 on the pricing date to 90 on the applicable Review Date, and the Exchange Rate of the Basket Index remains flat at 2.50 from the pricing date to the applicable Review Date.

The Index Closing Level of the Basket Index is equal to:

90 x 2.50 = 225

Because the Index Closing Level of 225 is less than the Index Starting Level of 250, the Index Return is negative and is equal to -10%.

JPMorgan Structured Investments —
Semi-Annual Review Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index, Each Converted into U.S. Dollars

PS-3

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the Basket Closing Level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) 8.350% x $1,000 if called on the first Review Date; (ii) 12.525% x $1,000 if called on the second Review Date; or (iii) 16.700% x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount upon automatic call or at maturity is subject to our ability to pay our obligations as they become due.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just under two years, the notes will be automatically called before maturity if the Basket Closing Level is at or above the relevant Call Level on a Review Date and you will be entitled to the applicable payment corresponding to that Review Date set forth on the cover of this pricing supplement.
  LIMITED PROTECTION AGAINST LOSS — If the notes are not automatically called and the Ending Basket Level is equal to or less than the Starting Basket Level by up to 10%, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Basket Level is less than the Starting Basket Level by more than 10%, for every 1% decline of the Basket beyond 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.
  POTENTIAL FOR EARLY EXIT AND 8.350% RETURN ON THE FIRST REVIEW DATE EVEN IF THE BASKET RETURN IS NEGATIVE — The Call Level for the first Review Date is set at 90% of the Starting Basket Level. Accordingly, you will receive a payment of $1,083.50 per $1,000 principal amount note if the notes are automatically called on the first Review Date, even if the Basket Closing Level on the first Review Date reflects a decline of up to 10% from the Starting Basket Level.
  DIVERSIFICATION AMONG THE BASKET INDICES — The return on the notes is linked to a weighted basket consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index. The Hang Seng China Enterprises Index is a market-capitalization weighted index consisting of all the Hong Kong listed H-shares of Chinese enterprises one year after the first H-share company was listed on The Stock Exchange of Hong Kong Ltd. (“HKSE”). H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises. The Hang Seng® Index is a free-float adjusted market-capitalization weighted stock market index of the HKSE and purports to be an indicator of the performance of the Hong Kong stock market. The Korea Stock Price Index 200 is a capitalization weighted index of 200 Korean blue-chip stocks which make up a large majority of the total market value of the Korea Stock Exchange. The MSCI Singapore Index is a free-float adjusted market-capitalization index that is calculated by MSCI Inc. (“MSCI”) and designed to measure equity market performance in Singapore. The MSCI Taiwan Index, which is calculated by MSCI, is a free-float adjusted market-capitalization index of securities listed on the Taiwan Stock Exchange. For additional information about the Basket Indices, see the information on the Basket Indices set forth in the accompanying product supplement no. 181-A-I.
  POTENTIAL EXCHANGE RATE GAINS — Appreciation of the applicable Underlying Currency against the U.S. dollar may increase the Index Closing Level for the applicable Basket Index, which is used to calculate the Index Return of such Basket Index. Because the Basket Closing Level on any Review Date is based on the Index Return of each Basket Index, the Basket Closing Level on any Review Date and therefore whether an automatic call is triggered or, if the notes are not automatically called, the payment at maturity are linked to the Index Closing Level for each Basket Index. Any such appreciation may cause result the Basket Closing Level to be greater than or equal to the applicable Call Level on a Review Date, which will trigger an automatic call, unless offset by a decrease in the closing level of one or more of the Basket Indices or depreciation of one or more of the other Underlying Currencies against the U.S. dollar.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 181-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition

JPMorgan Structured Investments —
Semi-Annual Review Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index, Each Converted into U.S. Dollars

PS-4

rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Indices, any of the Underlying Currencies, or any of the equity securities underlying the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 181-A-I dated February 3, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called and the Ending Basket Level is less than the Starting Basket Level by more than 10%, you will lose 1.1111% of your principal amount for every 1% decline in the Ending Basket Level as compared to the Starting Basket Level beyond the 10% buffer, including any decline caused by a change in one or more of the Exchange Rates.
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Basket, which may be significant. Because the Basket Closing Level at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment upon automatic call or at maturity, as the case may be, than you would have if you had invested directly in the Basket.
  A DECREASE IN THE VALUE OF THE UNDERLYING CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY ADVERSELY AFFECT WHETHER AN AUTOMATIC CALL WILL BE TRIGGERED — Whether the Basket Closing Level on any Review Date will be greater than or equal to the applicable Call Level (and thereby triggering an automatic call) will be based on the performance of the Basket Indices and the Exchange Rates. The Basket Closing Level on any Review Date is based on the Index Closing Level of each Basket Index relative to its Index Starting Level. The Index Closing Level of each Basket Index is determined based on the Adjusted Closing Level of such Basket Index, which is the closing level of such Basket Index, converted into U.S. dollars based on the applicable Exchange Rate. Accordingly, any depreciation in the value of the Underlying Currencies relative to the U.S. dollar (or conversely, any increase in the value of the U.S. dollar relative to the Underlying Currencies) may adversely affect the Basket Closing Level on any Review Date and whether an automatic call will be triggered.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment on any Review Date or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
  REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as one year.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.

JPMorgan Structured Investments —
Semi-Annual Review Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index, Each Converted into U.S. Dollars

PS-5

  CHANGES IN THE VALUE AND EXCHANGE RATES OF THE BASKET INDICES MAY OFFSET EACH OTHER — The notes are linked to a weighted Basket composed of the Basket Indices, converted into U.S. dollars. Price movements in the Basket Indices may not correlate with each other. At a time when the value of one or more of the Basket Indices increases, the value of the other Basket Indices may not increase as much or may even decline. Therefore, in calculating the Basket Closing Level on a Review Date, increases in the value of one or more of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Index or Indices, particularly if the Basket Index or Indices that appreciate are of relatively low weight in the Basket. Similarly, movements in the Exchange Rates of the Basket Indices may not correlate with each other. At a time when the Exchange Rate of one of the Basket Indices increases, the Exchange Rate of another Basket Index may not increase as much or may decline. Therefore, in calculating the Basket Closing Level on a Review Date, increases in the Exchange Rates of one or more of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the Exchange Rates of one or more of the other Basket Indices. In addition, price movements in the Basket Indices and movements in the Exchange Rates may not correlate with each other. At a time when the value or Exchange Rate of a Basket Index increases, the Exchange Rate or value, respectively, of such Basket Index may decline. Therefore, in calculating the Basket Closing Level on a Review Date, increases in the value or Exchange Rate of a Basket Index may be moderated, or more than offset, by declines in the Exchange Rate or value, respectively, of such Basket Index. There can be no assurance that the Basket Closing Level on any Review Date will be greater than or equal to the applicable Call Level or, if the notes are not automatically called, the Ending Basket Level will not be less than the Starting Basket Level by more than the 10% buffer. If the notes are not automatically called, you may lose some or all of your investment at maturity in the notes if the Ending Basket Level is less than the Starting Basket Level by more than the 10% buffer.
  NON-U.S. SECURITIES RISK — The equity securities that compose the Basket Indices have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.
  ALTHOUGH THE UNDERLYING CURRENCIES TRADE AROUND THE CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Underlying Currencies are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of each Underlying Currency and the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currencies’ countries, the United States, and economic and political developments in other relevant countries.
  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in Hong Kong, South Korea, Singapore, Taiwan and the United States and between each country and its major trading partners; and
    the extent of governmental surplus or deficit in Hong Kong, South Korea, Singapore, Taiwan and the United States.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United States, Hong Kong, South Korea, Singapore and Taiwan and those of other countries important to international trade and finance.
  GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the Underlying Currencies and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

JPMorgan Structured Investments —
Semi-Annual Review Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index, Each Converted into U.S. Dollars

PS-6

  THE CURRENT GLOBAL FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currencies relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
  THE HONG KONG DOLLAR DOES NOT FLOAT FREELY — Exchange rates of many developed and major emerging economies, including the United States, currently are “floating,” meaning that they are permitted to fluctuate in value relative to other currencies. However, the Hong Kong dollar does not float freely. The exchange rate of the Hong Kong dollar against the U.S. dollar is fixed within a narrow range by the Hong Kong Monetary Authority. For so long as the Hong Kong Monetary Authority restricts the Hong Kong dollar from floating against the U.S. dollar, the exchange rate between the Hong Kong dollar and the U.S. dollar will not fluctuate by any appreciable amount. If at any time the Hong Kong Monetary Authority permits the Hong Kong dollar to float, the exchange rate between the Hong Kong dollar and the U.S. dollar is likely to move significantly in a very short period of time, which would affect the Basket Closing Level, and, consequently, the value of your notes.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Basket Indices and the Exchange Rates;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Basket Indices;
    interest and yield rates in the market generally as well as in each of the Underlying Currencies’ countries and in the United States;
    the exchange rate and volatility of the exchange rate among each of the Underlying Currencies;
    correlation (or lack thereof) between the Basket Indices, between the Exchange Rates and between the Basket Indices and the Exchange Rates;
    suspension or disruption of market trading in any or all of the Underlying Currencies or the U.S. dollar;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —
Semi-Annual Review Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index, Each Converted into U.S. Dollars

PS-7

Historical Information — Index Performance

The following graphs show the historical weekly performance of each Basket Index from January 7, 2005 through February 5, 2010. The closing level of the Hang Seng China Enterprises Index on February 5, 2010 was 11,131.78. The closing level of the Hang Seng® Index on February 5, 2010 was 19,665.08. The closing level of the Korea Stock Price Index 200 on February 5, 2010 was 205.06. The closing level of the MSCI Singapore Index on February 5, 2010 was 321.04. The closing level of the MSCI Taiwan Index on February 5, 2010 was 262.35.

JPMorgan Structured Investments —
Semi-Annual Review Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index, Each Converted into U.S. Dollars

PS-8

Historical Information — Adjusted Index Performance

The following graphs show the historical weekly performance of each Basket Index, converted into U.S. dollars, from January 7, 2005 through February 5, 2010, based on the weekly closing level of each Basket Index and the closing spot rates (local time) of each Underlying Currency on the relevant dates. The closing spot rates used in such graphs were determined by dividing one by the rates reported by Bloomberg Financial Markets and may not be indicative of the performance of each Basket Index, converted into U.S. dollars, using the spot rates (or with respect to the South Korean Won, the market average rate) of the Underlying Currencies at approximately their respective applicable times that would be derived from the applicable Reuters page. The Adjusted Closing Level of the Hang Seng China Enterprises Index on February 5, 2010 was 1,432.43745. The Adjusted Closing Level of the Hang Seng® Index on February 5, 2010 was 2,530.50249. The Adjusted Closing Level of the Korea Stock Price Index 200 on February 5, 2010 was 0.17430. The Adjusted Closing Level of the MSCI Singapore Index on February 5, 2010 was 226.05390. The Adjusted Closing Level of the MSCI Taiwan Index on February 5, 2010 was 8.15121.

JPMorgan Structured Investments —
Semi-Annual Review Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index, Each Converted into U.S. Dollars

PS-9

Historical Information — Exchange Rates

The next four graphs below show the historical weekly performance of each Underlying Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets (which is the amount of the applicable Underlying Currency that can be exchanged for one U.S. Dollar) from January 7, 2005 through February 5, 2010. The exchange rates of the Hong Kong dollar, the South Korean won, the Singapore dollar and the New Taiwan dollar, at approximately 5:00 p.m., New York City time, on February 5, 2010, were 7.7710, 1169.4500, 1.4210 and 32.0660, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, assuming no change in the closing levels of the Basket Indices, increases when the U.S. Dollar depreciates in value against the individual Underlying Currencies. Therefore, the Basket Return is calculated using the Exchange Rates for each Underlying Currency expressed as one divided by the amount of Underlying Currency per one U.S. Dollar, which is the inverse of the conventional market quotation for each such Underlying Currency set forth in the applicable graphs below.

JPMorgan Structured Investments —
Semi-Annual Review Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index, Each Converted into U.S. Dollars

PS-10

Historical Information — Basket Performance

The final graph below shows the historical weekly Basket performance from January 7, 2005 through February 5, 2010, assuming the Basket Closing Level on January 7, 2005 was 100, the Index Weightings specified under “Additional Key Terms” on page PS-1 of this pricing supplement and that the closing spot rates (local time) of each Underlying Currency on the relevant dates were the Exchange Rates on such dates. The closing spot rates and the historical weekly Basket performance data in such graph were determined by dividing one by the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the spot rates (or with respect to the South Korean Won, the market average rate) of the Underlying Currencies at approximately their respective applicable times that would be derived from the applicable Reuters page.

The Exchange Rates of the Hong Kong dollar, the South Korean won, the Singapore dollar and the New Taiwan dollar, at approximately their respective applicable times (see “Additional Key Terms” on page PS-1 for more details) on February 5, 2010, were 0.12868, 0.00085, 0.70413 and 0.03107, respectively, calculated in the manner set forth under “Key Terms — Exchange Rates” on the front cover of this pricing supplement.

We obtained the closing levels and spot rates needed to construct the graphs from Bloomberg Financial Markets, and we obtained the exchange rates and denominators used to calculate the Exchange Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Basket Index, each Underlying Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any of the Basket Indices or the Exchange Rate of any of the Underlying Currencies on any Review Date. We cannot give you assurance that the performance of the Basket Indices and the Exchange Rates will result in the return of any of your initial investment.

JPMorgan Structured Investments —
Semi-Annual Review Notes Linked to a Weighted Basket Consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index, Each Converted into U.S. Dollars

PS-11